U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (file No. 333-234660) filed with SEC on November 13, 2019 and (ii) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein.

Regaining of Minimum Bid Price Compliance

As previously reported, on January 15, 2019, Recon Technology, Ltd. (the “Company”) received a notification letter (the “Notice”) from The Nasdaq Stock Market (“Nasdaq”) advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019. On July 16, 2019, Nasdaq granted the Company an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to the Minimum Bid Price Rule.

The Nasdaq determination to grant the second compliance period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Accordingly, on December 27, 2019, the Company completed a 1 for 5 reverse stock split. Since completion of the reverse split, Nasdaq has determined that for 10 consecutive business days, from December 27, 2019 through and including January 10, 2020, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater.

On January 13, 2020, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

The Company issued a press release announcing that it had regained compliance with Nasdaq Marketplace Rules effective January 15, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibit No.	Description

99.1	Press Release dated January 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: January 15, 2020	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer